Exhibit 11

Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	For the three months ended March 31,
	2014	2013
Net income available to common stockholders	$6,274	$14,050

Weighted average number of common shares outstanding	43,343,502	42,928,109
Effect of stock options	50,078	21,745
Weighted average diluted number of common shares outstanding	43,393,580	42,949,854

Basic earnings per share	$0.14	$0.33
Diluted earnings per share	$0.14	$0.33